CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
August 9, 2018	August 9, 2018

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017

Revenues	5	$79,687	$60,116	$138,280	$129,222
Mine operating costs
Cost of sales	7	59,285	40,004	98,966	79,666
Depletion, depreciation and amortization		22,706	18,707	42,041	38,155
		81,991	58,711	141,007	117,821

Mine operating (loss) earnings		(2,304)	1,405	(2,727)	11,401

General and administrative expenses	8	5,201	4,477	10,069	9,020
Share-based payments		2,247	2,169	4,763	4,460
Impairment of non-current assets	17	31,660	—	31,660	—
Acquisition costs	4	4,877	—	4,877	—
Foreign exchange loss (gain)		285	(661)	2,581	(1,075)
Operating loss		(46,574)	(4,580)	(56,677)	(1,004)

Investment and other income (loss)	9	1,038	(1,100)	(421)	(924)
Finance costs	10	(3,799)	(1,016)	(6,258)	(2,186)
Loss before income taxes		(49,335)	(6,696)	(63,356)	(4,114)

Income taxes
Current income tax expense		1,680	1,663	2,374	2,445
Deferred income tax recovery		(10,982)	(9,771)	(20,105)	(10,691)
		(9,302)	(8,108)	(17,731)	(8,246)

Net (loss) earnings for the period		($40,033)	$1,412	($45,625)	$4,132

(Loss) earnings per common share
Basic	11	($0.22)	$0.01	($0.26)	$0.03
Diluted	11	($0.22)	$0.01	($0.26)	$0.02

Weighted average shares outstanding
Basic	11	181,126,340	165,117,436	173,515,346	164,967,617
Diluted	11	181,126,340	167,466,952	173,515,346	167,450,457

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2018	2017	2018	2017

Net (loss) earnings for the period		($40,033)	$1,412	($45,625)	$4,132

Other comprehensive loss
Items that will not be subsequently reclassified to profit or loss:
Unrealized loss on fair value of investments in marketable securities	14	(350)	(65)	(698)	(310)

Other comprehensive loss		(350)	(65)	(698)	(310)

Total comprehensive (loss) income		($40,383)	$1,347	($46,323)	$3,822

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017
Operating Activities
Net (loss) earnings for the period		($40,033)	$1,412	($45,625)	$4,132
Adjustments for:
Depletion, depreciation and amortization		22,876	18,955	42,398	38,652
Share-based payments		2,247	2,169	4,763	4,460
Impairment of non-current assets	17	31,660	—	31,660	—
Income tax recovery		(9,302)	(8,108)	(17,731)	(8,246)
Finance costs	10	3,799	1,016	6,258	2,186
Acquisition costs	4	4,877	—	4,877	—
Other	23	(1,894)	2,533	3,271	3,411
Operating cash flows before movements in working capital and taxes		14,230	17,977	29,871	44,595
Net change in non-cash working capital items	23	(2,514)	(461)	(8,023)	(3,140)
Income taxes paid		(4,885)	(17)	(5,146)	(5,936)
Cash generated by operating activities		6,831	17,499	16,702	35,519

Investing Activities
Expenditures on mining interests		(17,612)	(11,528)	(34,251)	(23,598)
Acquisition of property, plant and equipment		(8,634)	(5,784)	(14,903)	(10,746)
Deposits paid for acquisition of non-current assets		(1,324)	(170)	(2,150)	(241)
Primero acquisition costs, net of cash acquired	4	(1,006)	—	(1,006)	—
Cash used in investing activities		(28,576)	(17,482)	(52,310)	(34,585)

Financing Activities
Proceeds from exercise of stock options		1,203	525	1,886	3,169
Net proceeds from convertible debentures	19(a)	—	—	151,079	—
Net proceeds from debt facilities	19(b)	34,006	—	34,006	—
Repayment of debt facilities	19(b)	(16,000)	—	(16,000)	—
Repayment of Scotia debt facilities	19(c)	(28,890)	(3,132)	(32,072)	(6,363)
Repayment of Primero's debt facilities	19(d)	(106,110)	—	(106,110)	—
Proceeds from equipment financing obligations	20(b)	—	2,966	—	2,966
Repayment of equipment financing obligations	20(b)	(1,246)	(1,606)	(1,956)	(3,667)
Finance costs paid		(654)	(558)	(1,294)	(1,369)
Shares repurchased and cancelled	21(d)	(35)	—	(1,324)	—
Cash provided by (used in) financing activities		(117,726)	(1,805)	28,215	(5,264)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(540)	1,082	(1,520)	2,180
Decrease in cash and cash equivalents		(139,471)	(1,788)	(7,393)	(4,330)
Cash and cash equivalents, beginning of the period		249,239	127,605	118,141	129,049
Cash and cash equivalents, end of period		$109,228	$126,899	$109,228	$126,899

Cash		$77,035	$87,798	$77,035	$87,798
Short-term investments		32,193	39,101	32,193	39,101
Cash and cash equivalents, end of period		$109,228	$126,899	$109,228	$126,899

Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2018 AND DECEMBER 31, 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2018	December 31, 2017
Assets

Current assets
Cash and cash equivalents		$109,228	$118,141
Trade and other receivables	12	5,629	5,378
Value added taxes receivable		49,737	14,984
Income taxes receivable		—	493
Inventories	13	29,229	18,858
Other financial assets	14	9,016	11,326
Prepaid expenses and other		2,795	1,478
Total current assets		205,634	170,658

Non-current assets
Mining interests	15	536,312	374,146
Property, plant and equipment	16	303,804	192,052
Deposits on non-current assets		2,862	869
Non-current income taxes receivable	24	19,937	—
Deferred tax assets		62,897	43,716
Total assets		$1,131,446	$781,441

Liabilities and Equity

Current liabilities
Trade and other payables	18	$55,221	$35,567
Unearned revenue	6	956	2,190
Current portion of debt facilities	19	1,555	12,464
Current portion of equipment financing obligations	20	3,130	4,154
Income taxes payable		3,416	—
Total current liabilities		64,278	54,375

Non-current liabilities
Debt facilities	19	145,138	19,305
Equipment financing obligations	20	4,334	5,151
Decommissioning liabilities		21,004	16,076
Other liabilities		4,698	655
Deferred tax liabilities		144,384	103,394
Total liabilities		$383,836	$198,956

Equity
Share capital		825,109	636,672
Equity reserves		85,020	62,303
Accumulated deficit		(162,519)	(116,490)
Total equity		$747,610	$582,485
Total liabilities and equity		$1,131,446	$781,441

Commitments (Note 15; Note 22(c))

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained earnings (Accumulated deficit)
	Shares	Amount	Share-based payments(a)	Other comprehensive income(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2016	164,461,567	$628,565	$58,879	($2,525)	$—	$56,354	($63,218)	$621,701
Net earnings for the period	—	—	—	—	—	—	4,132	4,132
Other comprehensive loss	—	—	—	(310)	—	(310)	—	(310)
Total comprehensive income	—	—	—	(310)	—	(310)	4,132	3,822
Share-based payments	—	—	4,460	—	—	4,460	—	4,460
Shares issued for:
Exercise of stock options (Note 21(b))	708,504	4,177	(1,008)	—	—	(1,008)	—	3,169
Balance at June 30, 2017	165,170,071	$632,742	$62,331	($2,835)	$—	$59,496	($59,086)	$633,152

Balance at December 31, 2017	165,824,164	$636,672	$65,307	($3,004)	$—	$62,303	($116,490)	$582,485
Net loss for the period	—	—	—	—	—	—	(45,625)	(45,625)
Other comprehensive loss	—	—	—	(698)	—	(698)	—	(698)
Total comprehensive loss	—	—	—	(698)	—	(698)	(45,625)	(46,323)
Share-based payments	—	—	4,763	—	—	4,763	—	4,763
Equity component of convertible debenture, net of tax (Note 19(c))	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 21(b))	462,440	2,398	(512)	—	—	(512)	—	1,886
Acquisition of Primero (Note 4)	27,333,184	186,959	—	—	—	—	—	186,959
Shares repurchased and cancelled (Note 21(d))	(230,000)	(899)	—	—	—	—	(390)	(1,289)
Shares repurchased for delisting from Bolsa (Note 21(e))	(4,985)	(21)	—	—	—	—	(14)	(35)
Balance at June 30, 2018	193,384,803	$825,109	$69,558	($3,702)	$19,164	$85,020	($162,519)	$747,610

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b)	Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments.

(c)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico.

With the acquisition of Primero Mining Corp. on May 10, 2018 (see Note 4), First Majestic added the San Dimas Silver/Gold Mine as the Company’s seventh producing asset in Mexico. The Company owns and operates seven producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

In July 2018, the Company announced that it has decided to place the La Guitarra Silver Mine under care and maintenance and review strategic options including the potential sale of the operation.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2017, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 22(a)) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2017, except for the following:

Financial Instruments
On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39") using the modified retrospective approach. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and provides a revised model for recognition and measurement of financial instruments; a single, forward-looking expected loss impairment model; and includes significant changes to hedge accounting. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

•
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on transition date. Upon adoption of IFRS 9, the Company designated its marketable securities previously designated as available-for-sale ("AFS") as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. This did not impact the Company’s financial statements as at the date of adoption.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

2. BASIS OF PRESENTATION (continued)

Financial Instruments (continued)
However, as a result of this designation, the net change in fair value of the marketable securities classified at FVTOCI, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings. The Company’s investments in marketable securities previously classified as held for trading continue to be measured at fair value with changes in fair value recognized in profit and loss (“FVTPL”).

•
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship" and retrospective assessment of hedge effectiveness is no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company did not have any hedges in place as at December 31, 2017 and has not designated any of its financial instruments as hedges upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies if hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

Revenue Recognition
On January 1, 2018, the Company adopted IFRS 15 - "Revenue from Contracts with Customers" ("IFRS 15") which supersedes IAS 18 - "Revenue" ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when control of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the risks and rewards of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its doré and concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. Therefore, no adjustment was required to the Company's financial statements.

In addition, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of some of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.

IFRS 15 also requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and does not constrain the recognition of revenue.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the previous standards, including disclosures for each of the Company's material revenue streams, the timing of completion of the Company's performance obligations and the portion of revenue related to provisional pricing adjustments on concentrate sales. These disclosures were included in the revenue note disclosure (Note 6).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

2. BASIS OF PRESENTATION (continued)

Other narrow scope amendments/interpretations
The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's Condensed Interim Consolidated Financial Statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2018
Leases
In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

These condensed interim consolidated financial statements of First Majestic for the three and six months ended June 30, 2018 and 2017 were approved and authorized for issue by the Board of Directors on August 9, 2018.

3. SIGNIFICANT ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2017 and the following critical judgments and estimates in applying accounting policies:

Critical Judgments and Estimates

Fair Value Estimates in the Acquisition of Primero
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

1.	The identifiable assets acquired and liabilities assumed;

2.	The consideration transferred in exchange for an interest in the acquiree;

3.	The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ESTIMATES AND JUDGMENTS (continued)

Fair Value Estimates in the Acquisition of Primero (continued)

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

As at June 30, 2018, the purchase consideration for the acquisition of Primero Mining Corp. ("Primero") has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. The Company is continuing its review to determine the recoverability of value added tax receivables that are in arrears (see Note 12) and the outcome of the APA Ruling (see Note 24) during the allowable measurement period, which shall not exceed one year from the acquisition date. Any future changes to the purchase price allocation may result in adjustments to mining interests.
Consideration for the Acquisition of Primero
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree.
In determining the total consideration for the acquisition of Primero, the Company included consideration issued to Wheaton Precious Metals Corp. ("WPM") on the basis that WPM is, in substance, an owner of Primero given the following:

•	The requirement of consent by WPM to a change in control for Primero;

•
WPM was a guarantor of certain of Primero's debt facilities and also guarantees through the previous stream agreement which would have resulted in WPM having a significant interest in the residual assets of Primero in the event of a bankruptcy or default; and

•	The plan of arrangement for the acquisition of Primero was contemplated together and neither transactions would have been economical without considering the other.
Therefore, management included consideration issued to WPM for the restructuring of the New Stream as part of the consideration for the business combination.

Revenue recognition as a result of adopting IFRS 15
Determination of performance obligations
The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Transfer of control
Judgment is required to determine when transfer of control occurs relating to the sale of the Company's doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of receipt of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ESTIMATES AND JUDGMENTS (continued)

Revenue recognition as a result of adopting IFRS 15 (continued)
Variable consideration
Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component in the sales proceeds it receives from its concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results is negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

4. ACQUISITION OF PRIMERO MINING CORP.
Description of the Transaction
On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the "Replacement Options") to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio ("Replacement Warrants"). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction, First Majestic added the San Dimas Silver/Gold Mine as the Company’s seventh producing asset in Mexico. San Dimas is an operating silver-gold mine, located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine with a 2,500 tpd milling capacity.

Concurrently and in connection and as part of the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold production and 25% of the silver production (delivered in gold based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP. (continued)
Management has concluded that Primero constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. The Company is continuing its review to determine the recoverability of value added tax receivables that are in arrears (see Note 12) and the outcome of the APA Ruling (see Note 24) during the allowable measurement period, which shall not exceed one year from the acquisition date. Any future changes to the purchase price allocation may result in adjustments to mining interests.

Consideration and Purchase Price Allocation
Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to WPM at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

Total transaction costs of $4.9 million related to the acquisition were expensed during the period.

As at the acquisition date, Primero Empresa Minera S.A. de C.V., the subsidiary that owns 100% of the San Dimas Silver/Gold Mine, has available non-capital tax loss carryforwards of $47.1 million.

Financial and operating results of Primero are included in the Company’s consolidated financial statements effective May 10, 2018. During the three and six months ended June 30, 2018, the acquisition of Primero contributed revenues of $28.0 million and $3.0 million to the Company’s net earnings since May 10, 2018.

Had the business combination been effected at January 1, 2018, pro forma revenues and net loss of the Company for the six months ended June 30, 2018 would have been $212.0 million and $31.2 million, respectively.

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three and six months ended June 30, 2018, the Company's reporting segments includes its seven operating mines in Mexico. The “others” category consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended June 30, 2018 and 2017		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2018	$27,989	$18,609	$4,248	$5,132	$4,038
	2017	—	—	—	—	—
Santa Elena	2018	21,211	12,903	3,063	5,245	4,423
	2017	21,848	13,166	3,820	4,862	3,417
La Encantada	2018	5,436	7,703	3,195	(5,462)	4,878
	2017	6,596	7,006	2,433	(2,843)	2,773
La Parrilla	2018	8,425	6,524	6,097	(4,196)	3,250
	2017	8,788	6,737	4,815	(2,764)	3,272
Del Toro	2018	4,526	4,815	2,089	(2,378)	3,169
	2017	9,266	4,855	4,097	314	1,672
San Martin	2018	8,505	5,518	2,151	836	2,168
	2017	10,081	5,144	1,600	3,337	2,514
La Guitarra	2018	3,624	3,145	2,299	(1,820)	2,236
	2017	3,497	2,982	1,593	(1,078)	1,433
Others	2018	(29)	68	(436)	339	2,449
	2017	40	114	349	(423)	1,235
Consolidated	2018	$79,687	$59,285	$22,706	($2,304)	$26,611
	2017	$60,116	$40,004	$18,707	$1,405	$16,316

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

Six Months Ended June 30, 2018 and 2017		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2018	$27,989	$18,609	$4,248	$5,132	$4,038
	2017	—	—	—	—	—
Santa Elena	2018	44,941	25,485	5,903	13,553	9,265
	2017	44,794	26,439	8,035	10,320	9,430
La Encantada	2018	13,033	15,330	6,703	(9,000)	8,335
	2017	19,279	14,937	6,099	(1,757)	5,206
La Parrilla	2018	16,621	12,979	12,317	(8,675)	6,380
	2017	18,633	12,893	9,877	(4,137)	6,142
Del Toro	2018	10,032	9,636	4,374	(3,978)	5,568
	2017	18,370	9,424	7,383	1,563	3,446
San Martin	2018	18,142	10,849	4,313	2,980	4,266
	2017	19,361	9,872	3,339	6,150	4,684
La Guitarra	2018	7,586	6,076	4,405	(2,895)	4,419
	2017	8,521	5,862	2,936	(277)	4,395
Others	2018	(64)	2	(222)	156	4,446
	2017	264	239	486	(461)	2,093
Consolidated	2018	$138,280	$98,966	$42,041	($2,727)	$46,717
	2017	$129,222	$79,666	$38,155	$11,401	$35,396

At June 30, 2018 and December 31, 2017		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2018	$178,872	$840	$121,959	$301,671	$362,303	$61,607
	2017	—	—	—	—	—	—
Santa Elena	2018	32,835	9,274	42,770	84,879	113,613	19,017
	2017	28,732	7,777	44,786	81,295	123,413	19,399
La Encantada	2018	35,684	4,546	43,376	83,606	100,165	13,644
	2017	33,063	5,221	43,929	82,213	96,626	13,254
La Parrilla	2018	88,279	15,833	40,494	144,606	165,094	34,078
	2017	93,207	13,982	43,507	150,696	171,695	40,387
Del Toro	2018	37,870	11,671	22,921	72,462	99,201	7,977
	2017	37,481	10,117	23,622	71,220	99,402	10,120
San Martin	2018	50,505	11,207	18,263	79,975	90,432	24,350
	2017	50,638	9,599	19,752	79,989	92,819	26,617
La Guitarra	2018	21,079	5,571	2,810	29,460	76,430	17,969
	2017	44,097	10,385	6,461	60,943	73,117	15,052
Others	2018	—	32,246	11,211	43,457	124,208	205,194
	2017	—	29,847	9,995	39,842	124,369	74,127
Consolidated	2018	$445,124	$91,188	$303,804	$840,116	$1,131,446	$383,836
	2017	$287,218	$86,928	$192,052	$566,198	$781,441	$198,956

During the six months ended June 30, 2018, the Company had five (June 30, 2017 - six) customers that accounted for 100% of its doré and concentrate sales revenue, with two major customers accounting for 72% and 18% of total revenue, respectively (2017 - two major customers for 36% and 29%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The Company sells metals in the form of doré and concentrates. The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2018		2017		2018		2017
Gross revenue by material form:
Doré	$65,913	81%	$42,527	67%	$109,777	77%	$91,526	67%
Concentrate	15,823	19%	20,809	33%	33,212	23%	44,669	33%
Gross revenue	$81,736	100%	$63,336	100%	$142,989	100%	$136,195	100%

Gross revenue from payable metals:
Silver(1)	$47,086	58%	$40,023	63%	$83,193	58%	$88,976	65%
Gold	28,863	35%	15,695	25%	47,553	33%	31,552	23%
Lead	4,096	5%	6,799	11%	8,533	6%	13,925	10%
Zinc	1,691	2%	819	1%	3,710	3%	1,742	1%
Gross revenue	81,736	100%	63,336	100%	142,989	100%	136,195	100%
Less: smelting and refining costs	(2,049)		(3,220)		(4,709)		(6,973)
Revenues	$79,687		$60,116		$138,280		$129,222

As at June 30, 2018, $1.0 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (2017 - $2.2 million) and will be recorded as Revenue in the subsequent period. During the three and six months ended June 30, 2018, revenue related to provisional pricing adjustments on concentrate sales was $0.3 million and $0.1 million, respectively.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three and six months ended June 30, 2018, the Company delivered 2,154 and 4,869 ounces of gold (2017 - 2,481 and 5,157 ounces) to Sandstorm at an average price of $452 per ounce (2017 - $362 per ounce).

The Company's recently acquired San Dimas mine (see Note 4) has a purchase agreement with WPM, which entitles WPM to receive 25% of the gold production and 25% of the silver production (delivered in gold based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement.

During the six months ended June 30, 2018, the Company delivered 3,738 ounces of gold to WPM at $600 per ounce under the New Stream plus 452,197 ounces of silver at $4.30 per ounce, which were opening inventory acquired from Primero on the acquisition date which were covered under the old stream.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Consumables and materials	$13,214	$8,403	$21,526	$17,164
Labour costs	25,411	16,846	43,194	32,726
Energy	8,913	7,101	17,066	14,923
Other costs	4,424	3,297	8,138	7,612
Production costs	$51,962	$35,647	$89,924	$72,425
Transportation and other selling costs	900	795	1,802	1,595
Workers participation costs	711	1,026	1,052	1,547
Environmental duties and royalties	340	249	595	551
Inventory changes	5,372	889	5,593	2,150
Standby costs during stoppage at the La Encantada mine	—	1,398	—	1,398
	$59,285	$40,004	$98,966	$79,666

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Corporate administration	$1,825	$1,049	$2,932	$1,698
Salaries and benefits	2,266	2,082	4,529	4,449
Audit, legal and professional fees	664	797	1,641	1,732
Filing and listing fees	100	105	250	271
Directors fees and expenses	176	195	360	373
Depreciation	170	249	357	497
	$5,201	$4,477	$10,069	$9,020

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Interest income and other	$1,139	349	$1,829	$664
Loss from investment in marketable securities (Note 14)	(101)	($2,021)	(2,250)	(2,160)
Gain from investment in silver futures derivatives	—	572	—	572
	$1,038	($1,100)	($421)	($924)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Debt facilities (Note 19)	$3,083	$569	$4,966	$1,163
Equipment financing obligations (Note 20)	142	161	290	282
Accretion of decommissioning liabilities	358	237	687	459
Silver sales and other	216	49	315	282
	$3,799	$1,016	$6,258	$2,186

11. (LOSS) EARNINGS PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted (loss) earnings per share for the period ended June 30, 2018 and 2017 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net (loss) earnings for the period	($40,033)	$1,412	($45,625)	$4,132

Weighted average number of shares on issue - basic	181,126,340	165,117,436	173,515,346	164,967,617
Adjustment for stock options	—	2,349,516	—	2,482,840
Weighted average number of shares on issue - diluted(1)	181,126,340	167,466,952	173,515,346	167,450,457

(Loss) earnings per share - basic	($0.22)	$0.01	($0.26)	$0.03
(Loss) earnings per share - diluted	($0.22)	$0.01	($0.26)	$0.02

(1)
Diluted weighted average number of shares excluded 5,786,161 (2017 - 5,073,853) options and 16,327,598 common shares issuable under the convertible debentures (Note 19(a))that were anti-dilutive for the three and six months ended June 30, 2018.

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2018	December 31, 2017
Trade receivables	$4,680	$4,038
Other	949	1,340
	$5,629	$5,378

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	June 30, 2018	December 31, 2017
Finished goods - doré and concentrates	$2,258	$1,299
Work-in-process	3,510	1,152
Stockpile	320	217
Silver coins and bullion	419	303
Materials and supplies	22,722	15,887
	$29,229	$18,858

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2018, mineral inventories, which consist of stockpile, work-in-process and finished goods, includes a $1.1 million (December 31, 2017 - $0.7 million) write-down which was recognized in cost of sales during the period.

14. OTHER FINANCIAL ASSETS

As at June 30, 2018, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	June 30, 2018	December 31, 2017
First Mining Gold Corp. (TSX: FF)	$5,239	$7,576
Sprott Physical Silver Trust (NYSE: PSLV)	2,348	2,536
FVTPL Marketable Securities	$7,587	$10,112
FVTOCI Marketable Securities	$1,243	$1,214
Total Marketable Securities	$8,830	$11,326

Foreign Exchange Derivatives	$186	$—
Total Other Financial Assets	$9,016	$11,326

(a)	Marketable Securities
Changes in fair value of marketable securities designated as fair value through profit and loss ("FVTPL") are recorded through profit or loss, while changes in fair value of marketable securities designated as fair value through other comprehensive income ("FVTOCI") are recorded through other comprehensive income and will not be transferred into (loss) earnings upon disposition or impairment.

(b)	Foreign Exchange Derivatives
As at June 30, 2018, the Company carried foreign exchange forward contracts, with dates of expiration from July to October 2018, to hedge its exposure on the Mexican peso. These forward contracts have a fair value of $0.2 million as at June 30, 2018 (December 31, 2017 – $nil) based on market quoted price.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2018	December 31, 2017
Producing properties	$445,124	$287,218
Exploration properties (non-depletable)	91,188	86,928
	$536,312	$374,146

Producing properties are allocated as follows:

Producing properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2016	$—	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	—	8,386	2,588	8,339	4,512	3,613	5,233	32,671
Change in decommissioning liabilities	—	356	210	823	445	1,028	458	3,320
At December 31, 2017	$—	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	2,313	4,226	3,002	3,219	2,918	2,051	2,179	19,908
Acquired from Primero (Note 4)	178,183	—	—	—	—	—	—	178,183
Change in decommissioning liabilities	446	—	—	—	—	—	—	446
Transfer from exploration properties	—	1,694	1,900	—	—	—	—	3,594
At June 30, 2018	$180,942	$42,291	$93,529	$158,570	$107,553	$93,006	$108,870	$784,761
Accumulated depletion, amortization and impairment
At December 31, 2016	$—	($3,404)	($51,399)	($48,975)	($27,274)	($37,354)	($59,020)	($227,426)
Depletion and amortization	—	(4,235)	(4,165)	(13,169)	(5,480)	(2,963)	(3,574)	(33,586)
Impairment	—	—	—	—	(34,400)	—	—	(34,400)
At December 31, 2017	$—	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)
Depletion and amortization	(2,070)	(1,817)	(2,281)	(8,147)	(2,529)	(2,184)	(2,543)	(21,571)
Impairment (Note 17)	—	—	—	—	—	—	(22,654)	(22,654)
At June 30, 2018	($2,070)	($9,456)	($57,845)	($70,291)	($69,683)	($42,501)	($87,791)	($339,637)
Carrying values
At December 31, 2017	$—	$28,732	$33,063	$93,207	$37,481	$50,638	$44,097	$287,218
At June 30, 2018	$178,872	$32,835	$35,684	$88,279	$37,870	$50,505	$21,079	$445,124

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2016	$—	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	—	6,749	2,664	3,354	2,605	3,498	2,575	3,587	25,032
Impairment	—	—	—	—	(9,300)	—	—	—	(9,300)
At December 31, 2017	$—	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	840	3,191	1,225	1,851	1,554	1,608	1,173	2,399	13,841
Impairment (Note 17)	—	—	—	—	—	—	(5,987)	—	(5,987)
Transfer to producing properties	—	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At June 30, 2018	$840	$9,274	$4,546	$15,833	$11,671	$11,207	$5,571	$32,246	$91,188

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold production and 25% of the silver production (delivered in gold based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.3 million has been paid, $0.2 million due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020.

(c) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $2.2 million has been paid, $1.0 million due in September 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at June 30, 2018, $1.0 million (December 31, 2017 - $0.9 million) has been paid.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's seven operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	6,295	17,281	123	23,699
Transfers and disposals	1,276	10,374	(17,147)	1,438	(4,059)
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	9	2,919	9,866	174	12,968
Acquired from Primero (Note 4)	40,404	70,064	7,169	5,178	122,815
Transfers and disposals	88	2,620	(3,064)	107	(249)
At June 30, 2018	$174,899	$417,502	$35,920	$20,170	$648,491
Accumulated depreciation, amortization and impairment
At December 31, 2016	($65,982)	($180,362)	$—	($9,335)	($255,679)
Depreciation and amortization	(8,347)	(34,556)	—	(1,896)	(44,799)
Transfers and disposals	226	961	—	186	1,373
Impairment	(12,301)	(9,396)	—	(103)	(21,800)
At December 31, 2017	($86,404)	($223,353)	$—	($11,148)	($320,905)
Depreciation and amortization	(3,244)	(16,805)	—	(813)	(20,862)
Impairment (Note 17)	(652)	(1,753)	(474)	(140)	(3,019)
Transfers and disposals	—	78	—	21	99
At June 30, 2018	($90,300)	($241,833)	($474)	($12,080)	($344,687)
Carrying values
At December 31, 2017	$47,994	$118,546	$21,949	$3,563	$192,052
At June 30, 2018	$84,599	$175,669	$35,446	$8,090	$303,804

(1) Included in land and buildings is $11.5 million (December 31, 2017 - $5.9 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2016	$—	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	—	2,913	7,246	3,630	1,473	3,724	2,029	2,684	23,699
Transfers and disposals	—	1,401	29	(1,832)	(1,400)	(2,062)	335	(530)	(4,059)
At December 31, 2017	$—	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	885	1,848	4,108	1,310	1,096	607	1,067	2,047	12,968
Acquired from Primero (Note 4)	122,815	—	—	—	—	—	—	—	122,815
Transfers and disposals	(166)	668	(1,149)	(286)	158	34	592	(100)	(249)
At June 30, 2018	$123,534	$76,200	$127,157	$97,515	$118,455	$48,182	$29,774	$27,674	$648,491

Accumulated depreciation, amortization and impairment
At December 31, 2016	$—	($15,870)	($72,013)	($46,566)	($63,234)	($25,782)	($18,347)	($13,867)	($255,679)
Depreciation and amortization	—	(12,181)	(8,779)	(6,585)	(8,580)	(3,691)	(2,974)	(2,009)	(44,799)
Transfers and disposals	—	(847)	523	167	35	1,684	(333)	144	1,373
Impairment	—	—	—	—	(21,800)	—	—	—	(21,800)
At December 31, 2017	$—	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)
Depreciation and amortization	(1,575)	(4,086)	(4,421)	(4,185)	(1,845)	(2,129)	(1,862)	(759)	(20,862)
Impairment (Note 17)	—	—	—	—	—	—	(3,019)	—	(3,019)
Transfers and disposals	—	(446)	909	148	(110)	(1)	(429)	28	99
At June 30, 2018	($1,575)	($33,430)	($83,781)	($57,021)	($95,534)	($29,919)	($26,964)	($16,463)	($344,687)

Carrying values
At December 31, 2017	$—	$44,786	$43,929	$43,507	$23,622	$19,752	$6,461	$9,995	$192,052
At June 30, 2018	$121,959	$42,770	$43,376	$40,494	$22,921	$18,263	$2,810	$11,211	$303,804

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. IMPAIRMENT OF NON-CURRENT ASSETS

At June 30, 2018, the Company identified an indicator of impairment and assessed the recoverable value of the La Guitarra Silver Mine due to management's decision to place the mine on care and maintenance effective August 3, 2018. Based on the assessment, the Company concluded that the carrying value of the La Guitarra mine had an estimated recoverable value, based on its FVLCD, below its carrying value at June 30, 2018. As a result, the following impairment charge was recognized:

Three and Six Months Ended June 30, 2018
Impairment of non-current assets	$31,660
Deferred income tax recovery	(11,160)
Impairment of non-current assets, net of tax	$20,500

At June 30, 2018, the Company also determined there were no significant events or changes in circumstances to indicate that the carrying amount of its other non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no other impairment or impairment reversal were recognized during the period ended June 30, 2018 (2017 - $nil).

The impairment charge recognized for the three and six months ended June 30, 2018 with respect to the La Guitarra operating segment was as follows:

Three and Six Months Ended June 30, 2018
Mining interests - producing properties	$22,654
Mining interests - exploration properties (non-depletable)	5,987
Property, plant and equipment	3,019
Impairment of non-current assets	$31,660

Recoverable values are determined with internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates and corroborated by in-situ value of its Reserves and Resources. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions.

Metal price assumptions used to determine the recoverable amounts at June 30, 2018 are summarized in the following table:

	June 30, 2018
Commodity Prices	2018-2021 Average	Long-term
Silver (per ounce)	$19.38	$20.00
Gold (per ounce)	$1,333	$1,350

A discount rate of 6.5%, equivalent to the Company’s weighted average cost of capital at June 30, 2018, was used to determine FVLCD based on internal discounted cash flow economic model.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD compared to previous periods.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2018	December 31, 2017
Trade payables	$23,396	$18,281
Trade related accruals	14,199	11,378
Payroll and related benefits(1)	15,606	4,028
Environmental duty	846	1,047
Other accrued liabilities	1,174	833
	$55,221	$35,567

(1) Payroll and related benefits includes $5.9 million of 2017 accrued annual bonus for San Dimas union workers and employees assumed as part of the acquisition of Primero (Note 4), which were paid subsequent to the quarter end in July 2018.

19. DEBT FACILITIES

The movement in debt facilities during the six month ended June 30, 2018 and December 31, 2017, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Scotia Debt Facilities (c)	Primero Debt Facilities (d)	Total
Balance at December 31, 2016	$—	$—	$43,938	$—	$43,938
Interest and accretion expense	—	—	2,206	—	2,206
Repayments of principal	—	—	(12,726)	—	(12,726)
Repayments of finance costs	—	—	(1,649)	—	(1,649)
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Net proceeds from debt financing	151,079	34,006	—	—	185,085
Acquired from Primero (Note 4)	—	—	—	106,111	106,111
Portion allocated to equity reserves	(26,252)	—	—	—	(26,252)
Finance costs
Interest expense	1,239	340	529	—	2,108
Accretion	2,213	91	555	—	2,859
Repayments of principal	—	(16,000)	(32,072)	(106,111)	(154,183)
Repayments of finance costs	—	(23)	(781)	—	(804)
Balance at June 30, 2018	$128,279	$18,414	$—	$—	$146,693

Statements of Financial Position Presentation
Current portion of debt facilities	$1,239	$316	$—	$—	$1,555
Non-current portion of debt facilities	127,040	18,098	—	—	145,138
Balance at June 30, 2018	$128,279	$18,414	$—	$—	$146,693

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(a)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year, beginning on September 1, 2018.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)	Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at June 30, 2018, the applicable rates were 5.6% and 0.875%, respectively.

Proceeds from the Revolving Credit Facility were used primarily to repay Scotia debt facilities (Note 19(c)) as well as a $30.2 million revolving credit facility assumed from the Primero acquisition.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(b) Revolving Credit Facility (continued)
These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million. As at June 30, 2018 and December 31, 2017, the Company was in compliance with these covenants.

(c) Scotia Debt Facilities
In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility consisting of a $35.0 million term loan and a $25.0 million revolving credit facility (together, "Scotia Debt Facilities").

The $35.0 million term loan was repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the final instalment due in February 2019. The term loan bears an interest rate of LIBOR plus a range from 3.25% to 4.00%, depending on certain financial parameters of the Company.

The $25.0 million revolving credit facility was to mature in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility.

In connection with the acquisition of Primero (Note 4), First Majestic restructured its debt by entering into a Revolving Credit Facility (Note 19(b)) which was used to repay the remaining balance of the Scotia Debt Facilities on May 10, 2018.

(d) Primero Debt
As part of the acquisition of Primero (Note 4), First Majestic assumed $106.1 million in outstanding debt facilities owed by Primero, consisting of $75.8 million in convertible debentures and a $30.2 million revolving credit facility (together, "Primero Debt Facilities").

In connection with the Plan of Arrangement for the acquisition of Primero (Note 4), in March 2018, the debentureholders of Primero's $75.8 million convertible debentures voted to approve an amendment to the maturity date of the debentures from February 28, 2020 to the next business day following the closing date of the business combination with First Majestic. As a result, these convertible debentures were fully repaid by the Company on May 11, 2018.

The $30.2 million revolving credit facility was fully repaid by the Company on May 10, 2018.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. Assets under finance leases and equipment financing are pledged as security against the obligations.

The movement in equipment financing obligations during the three months ended June 30, 2018 and year ended December 31, 2017, respectively, are comprised of the following:

	Finance Leases (a)	Equipment Financing (b)	Total
Balance at December 31, 2016	$8,186	$—	$8,186
Net proceeds from equipment financing	—	7,894	7,894
Finance costs	326	233	559
Repayments of principal	(6,083)	(698)	(6,781)
Repayments of finance costs	(320)	(233)	(553)
Balance at December 31, 2017	$2,109	$7,196	$9,305
Finance costs	57	233	290
Repayments of principal	(1,337)	(615)	(1,952)
Repayments of finance costs	(57)	(122)	(179)
Balance at June 30, 2018	$772	$6,692	$7,464
Statements of Financial Position Presentation
Current portion of equipment financing obligations	$554	$2,576	$3,130
Non-current portion of equipment financing obligations	218	4,116	4,334
Balance at June 30, 2018	$772	$6,692	$7,464

(a)	Finance Leases
From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9% to 7.5%.

As at June 30, 2018, the net book value of property, plant and equipment includes $4.4 million (December 31, 2017 -$10.0 million) of equipment in property, plant and equipment pledged as security under finance leases.

(b) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at June 30, 2018 and December 31, 2017, the Company was in compliance with these covenants.

As at June 30, 2018, the net book value of property, plant and equipment includes $5.8 million (December 31, 2017 - $6.9 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2018, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of Primero by issuing 27,333,363 common shares at a price of $6.84 (CAD$8.80) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at June 30, 2018:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	1,730,423	4.79	2.50	1,197,611	4.78	2.50
5.01 - 10.00	3,848,601	7.77	6.25	1,445,982	6.02	1.45
10.01 - 15.00	4,424,246	10.94	2.96	2,078,795	10.88	2.03
15.01 - 20.00	235,000	16.58	3.11	126,250	16.55	3.10
20.01 - 250.00	229,408	88.94	2.50	225,658	90.06	2.49
	10,467,678	10.60	4.08	5,074,296	11.72	2.02

The movements in stock options issued during the six months ended June 30, 2018 and the year ended December 31, 2017 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	9,431,737	9.35	9,599,270	9.76
Granted(1)	2,232,796	17.24	3,205,137	10.48
Exercised	(462,440)	5.25	(1,292,206)	5.76
Cancelled or expired	(734,415)	18.12	(2,080,464)	15.21
Balance, end of the period	10,467,678	10.60	9,431,737	9.35

(1)	Includes 221,908 stock options issued to replace pre-existing stock options of Primero in accordance with the Primero arrangement (see Note 4) with a nominal fair value.

During the six months ended June 30, 2018, the aggregate fair value of stock options granted was $7.1 million (2017 - $8.3 million), or a weighted average fair value of $3.18 per stock option granted (2017 - $3.08).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(b) Stock options (continued)

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2018	December 31, 2017
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.80	1.02
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.34	3.77
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	52.00	52.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the six months ended June 30, 2018 was CAD$9.55 (December 31, 2017 - CAD$11.44).

(c)	Warrants

In connection with the Primero acquisition (see Note 4), First Majestic issued 366,124 warrants with an average exercise price of $100.75 and a nominal fair value based on the Black-Scholes Option Pricing Model. The warrants expired unexercised on June 25, 2018.

(d) Share repurchase program

The Company has a share repurchase program to repurchase up to 5% of the Company's issued and outstanding common shares. The normal course issuer bids will be carried through facilities of the Toronto Stock Exchange. During the six months ended June 30, 2018, the Company repurchased and cancelled 230,000 shares for a total consideration of $1.3 million. No shares were repurchased during the year ended December 31, 2017.

(e) Delisting from the Mexican Stock Exchange

In the first quarter of 2018, the Company filed before the Mexican National Banking and Securities Commission for delisting from the Mexican Stock Exchange ("Bolsa") due to low trading volumes and high costs associated with regulatory compliance. On February 21, 2018, the Company received authorization and has officially delisted. In connection with the delisting, during the six months ended June 30, 2018, the Company has repurchased and cancelled 4,985 of the Company's shares on Bolsa. The Company is required to offer to repurchase Bolsa shares until August 2018 through a trustee.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Value added taxes receivable
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
Equipment financing obligations	these instruments approximate the Company's credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2018			December 31, 2017
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$1,963	$—	$1,963	$1,847	$—	$1,847
Marketable securities (Note 14)	8,830	8,830	—	11,326	11,326	—

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2018 and the year ended December 31, 2017.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, net of cash and cash equivalents as follows:

	June 30, 2018	December 31, 2017
Equity	$747,610	$582,485
Debt facilities	146,693	31,769
Equipment financing obligations	7,464	9,305
Less: cash and cash equivalents	(109,228)	(118,141)
	$792,539	$505,418

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and equipment financing obligations (Note 20(b)). As at June 30, 2018 and December 31, 2017, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, VAT and other receivables (Note 12).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through two international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2018 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$55,221	$55,221	$55,221	$—	$—	$—
Debt facilities	146,693	194,692	4,533	28,768	161,391	—
Equipment financing obligations	7,464	8,190	3,555	4,388	247	—
Other liabilities	4,698	4,729	—	—	—	4,729
	$214,076	$262,832	$63,309	$33,156	$161,638	$4,729

At June 30, 2018, the Company had working capital of $141.4 million (December 31, 2017 – $130.9 million). Total available liquidity at June 30, 2018 was $196.4 million, including $55.0 million of undrawn revolving credit facility. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2018
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$36,886	$273	$—	$5,239	($1,613)	$—	$40,785	$4,079
Mexican peso	6,630	646	49,737	—	(24,332)	11,000	43,681	4,368
	$43,516	$919	$49,737	$5,239	($25,945)	$11,000	$84,466	$8,447

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				June 30, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$299	$44	$409	$49	$801
Metals in doré and concentrates inventory	82	171	23	5	281
	$381	$215	$432	$54	$1,082

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2018, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at June 30, 2018, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange (gain) loss and other		($1,995)	$512	$1,021	$1,251
Unrealized loss from marketable securities	14	101	2,021	2,250	2,160
		($1,894)	$2,533	$3,271	$3,411
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables		($2,385)	($23)	($6,505)	$1,828
Decrease in inventories		4,581	1,057	5,247	2,718
Decrease (increase) in prepaid expenses and other		2,322	452	(158)	(620)
Increase (decrease) in income taxes payable		158	(1,103)	(474)	(827)
Decrease in trade and other payables		(7,190)	(844)	(6,133)	(6,239)
		($2,514)	($461)	($8,023)	($3,140)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options		$60	$165	$512	$1,008

24. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required Primero Empresa Minera S.A. de C.V. ("PEM") to sell 100% of the silver produced from the San Dimas to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received the Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from SAT. The Company intends to continue Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess Primero in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

24. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
In June 2017 and October 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued observations letters for the 2010 and 2011 tax years, respectively. Observations letters are issued to a taxpayer in advance of a reassessment being issued and provide an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In the observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 and 2011 taxation years, would make PEM liable for an additional $8.5 million and $23.4 million, respectively, of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.9 million as non-current as at June 30, 2018.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in the fall of 2018. The Company continues to vigorously defend this class action lawsuit on behalf of Primero and no liability has been recognized in the financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 Second Quarter Report	Page 34